Exhibit 99.3

NICE is First to Receive Highest Scores for Inaugural Digital Customer Service
 Use Case by Gartner

NICE recognized in 2022 Gartner® Critical Capabilities for Contact Center as a Service

Hoboken, N.J., October 20, 2022 – NICE (Nasdaq: NICE) today announced that NICE has received the highest scores for Digital Customer Service Center, the newest use case included in the 2022 Gartner Critical Capabilities for Contact Center Service research report. Giving this year’s digital addition context, the Gartner report says, “We have also added a digital customer service center use case to address the growing need for managing digital channels as a primary interface."

Further, NICE was ranked in the top three among all vendors evaluated for all five uses cases presented, including High-Volume Customer Call Center, Customer Engagement Center, Global Contact Center, Agile Contact Center, and the newest, Digital Customer Service Center.  “Gartner recommends that users consider the set of critical capabilities as some of the most important criteria for acquisition decisions,” states the report.

We believe NICE’s AI-powered, cloud-native solutions are exceeding the boundaries of the contact center and defining a bold, new industry standard for delivering seamless, digitally fluent customer experience. This recognition in the 2022 Gartner Critical Capabilities for CCaaS report joins NICE’s earlier recognitions this year as the only vendor named a Leader by Gartner in both the 2022 Magic Quadrant™* reports for CCaaS and Robotic Process Automation (RPA), which we feel confirms NICE’s position as a market-driving digital innovator.

“We are excited to score highest in the inaugural Digital Customer Service Center Use Case in the 2022 Gartner Critical Capabilities for CCaaS report,” said Barry Cooper, President, CX Division, NICE. “In our opinion, we continue to lead the way in transforming the traditional notions of what excellent service can be by harnessing the power of data and AI to deliver on the promise of game-changing, real-time customer experience interactions (CXi).”

NICE’s advanced digital portfolio includes the most complete, connected, intelligent, and scalable solutions, including smart self-service, proactive conversational AI, real-time knowledge management, attended automation, and more. We feel the digital-first approach to CX is critical for all brands to compete cost-effectively—meeting consumers wherever they are—on any touchpoint, anytime, anywhere.

*NICE was recognized in the very first Gartner Magic Quadrant for CCaaS* report in 2015 as a Leader and has been recognized as a Leader in the Magic Quadrant for CCaaS consecutively since then. The company believes its consistent recognition in this report reinforces its ability to identify market trends early and continually innovate accordingly to deliver the technology solutions organizations need to advance customer success.

Gartner Critical Capabilities for Contact Center as a Service, Steve Blood, Pri Rathnayake, Drew Kraus, Pankil Sheth, Jim Davies, Jim Robinson, Kim Dans, Mark Dauigoy, 23 August 2022.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner and Magic Quadrant are registered trademarks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved

*NICE was recognized as inContact in the 2015 and 2016 Magic Quadrant reports for CCaaS, North America. It was recognized as NICE inContact in the same report over 2017 till 2020. The report name was updated to Magic Quadrant for CCaaS starting 2020.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered contact center software. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.